

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3561

April 11, 2017

André Morissette
Chief Executive Officer
Campagna Motors USA, Inc.
1320 State Route 9, Suite 6667
Champlain, NY 12919

> **Re: Campagna Motors USA, Inc.**
> **Amendment No. 1 to**
> **Draft Offering Statement on Form 1-A**
> **Submitted March 20, 2017**
> **CIK No. 0001688545**

Dear Mr. Morissette:

We have reviewed your amended draft offering statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by providing the requested information and either submitting an amended draft offering statement or publicly filing your offering statement on EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response. After reviewing any amendment to your draft offering statement or filed offering statement and the information you provide in response to these comments, we may have additional comments.

Dilution, page 15

1. We note from your disclosures that net offering proceeds represents anticipated gross proceeds under each of the 25%, 50%, 75% and 100% offering scenarios less offering costs of $400,000 or $49.6 million if 100% of the offering is sold. However, under the heading Use of Proceeds to Issuer on page 17, you disclose that if 100% of the shares offered are sold, anticipated net proceeds of the offering will be $49.1 million suggesting that offering costs are approximately $0.9 million. Please reconcile this apparent inconsistency.

Use of Proceeds to Issuer, page 17

2. Please revise to disclose the amount of anticipated net proceeds under each of the 25%, 50%, 75% and 100% offering scenarios. Please also revise your disclosures so that the

sum of the amounts shown for the various uses of proceeds for each offering scenario equals the amount of anticipated net proceeds for that offering scenario. Currently, the sum of the various uses of proceeds disclosed on page 17 is less than the net offering proceeds for each scenario, and it is unclear how you plan to use the remaining net proceeds.

Management's Discussion and Analysis of Financial Condition and Results of Operations

Plan of Operations, page 19

3. We note your response to comment 11 in our December 15, 2016 letter and your revised disclosure on page 19. However, we note that in several instances your disclosures do not agree to your disclosures under Use of Proceeds. As one example only, you disclose on page 19 that if the offer is fully subscribed you expect to open 40 stores at a cost of $9.3 million; however, your disclosure under Use of Proceeds shows that you expect to use $22.955 million for the acquisition, outfitting and operation of your headquarters and corporate stores with fixtures, equipment and demonstration vehicles. Please further revise your plan of operations for the 12 months following the commencement of the proposed offering to reflect the same categories of use of proceeds as found on page 17, and to clearly explain the dollar amount of each category that is expected to be used within the next 12 months as compared to the dollar amount that is expected to be used in future periods beyond 12 months. Please ensure your revised disclosure more clearly addresses how your plan of operations would differ if all of the securities being qualified are not sold. Please refer to Item 9(c) of Form 1-A.

Investor Perks, page 27

4. You indicate that you reserve the right to alter certain of the investor perks. Please disclose the manner by which you intend to notify investors of the new investor perks.

5. Please disclose an estimate of the value of the non-monetary investor perks.

6. Please revise the table to clarify that the "new, lower-priced model" is still in development and may never be brought to market.

André Morissette
Campagna Motors USA, Inc.
April 11, 2017
Page 3

You may contact Sondra Snyder, Staff Accountant, at 202-551-3332 or Jennifer Thompson, Accounting Branch Chief, at 202-551-3737 if you have questions regarding comments on the financial statements and related matters. Please contact Charlie Guidry, Staff Attorney, at 202-551-3621; Jacqueline Kaufman, Staff Attorney, at 202-551-3797; or me at 202-551-3720 with any other questions.

Sincerely,

/s/ Jacqueline Kaufman for

Mara L. Ransom
Assistant Director
Office of Consumer Products

cc: Andrew Stephenson, Esq.